December 13, 2007

Mr. Michael Fay

Branch Chief

U.S. Securities and Exchange Commission

Mail Stop 3561

Washington, D.C. 20549

Re:	Velocity Express Corporation

Form 10-K: For the Fiscal Year Ended June 30, 2007

Form 10-Q: For the Quarterly Period Ended September 29, 2007

Commission File No.: 000-28452

Dear Mr. Fay:

We are pleased to respond to your letter of November 29, 2007 concerning our Form 10-K for the fiscal year ended June 30, 2007 and our Form 10-Q for the quarterly period ended September 29, 2007. For your convenience, your original comments have been reproduced in their entirety and are followed by our responses.

Form 10-K: For the Fiscal Year Ended June 30, 2007

Item 1A. Risk Factors, page 7

1.	In view of the risk factor on page 13 “Because we are a holding company…” and restrictions within your debt arrangements on transfers, please explain to us your consideration of the need for the disclosures in Rule 4-08(e)(3) of Regulation S-X and inclusion of parent only financial information pursuant to Rules 5-04 and 12-04 of Regulation S-X.

Management’s Response:

Currently, there are no restrictions that would restrict our subsidiaries’ ability to pay dividends, make loans or transfer assets to us. Furthermore, our debt arrangements prevent our subsidiaries from entering into agreements that would restrict our subsidiaries’ ability to pay dividends, make loans or transfer assets to us. Therefore, because the net assets of our subsidiaries are not restricted, the disclosures required by Rule 4-08(e) (3) and the inclusion of parent only financial information pursuant to Rules 5-04 and 12-04 of Regulation S-X are not warranted.

In future filings, we will revise our risk factors to clarify this point.

Financial Statements, page 43

Consolidated Balance Sheets, page 46

2.	Please explain why the allowance for doubtful accounts for 2007 did not increase when compared to 2006 when there was an approximate 99% increase in the amount of gross receivables in 2007 compared to 2006. In your response, explain the facts and circumstances surrounding the change in estimate for prior period uncollectible accounts receivable that resulted in a benefit of $2.3 million or $0.09 per share and $1.5 million or $0.10 per share during 2007 and 2006, respectively.

Management’s Response:

We estimated our June 30, 2007 allowance for doubtful accounts using various techniques including analysis of accounts receivable aging statistics, specific account review, and current and historical write-off experience. Our allowance as a percentage of accounts receivable was lower than in previous years due to several factors the most significant of which was the improvement to our cash application systems. This improvement has led to better information on our unpaid invoices resulting in greatly improved collection rates. As such, our collection success rate has improved the quality of our accounts receivable file. As we reported in our Form 10-K for the fiscal year ended July 2, 2005 (filed

October 19, 2005, amended on October 26, 2005), the Company reported a material weakness related to its inability to fully reconcile cash applications on a timely basis. During the quarter ended April 1, 2006, the Company completed its transition to a single cash application platform and introduced procedures that ensure timely and accurate posting of cash receipts. In subsequent periods, the Company began to adopt a reserve methodology which was then able to include an analysis based, in part, on a review of the accounts receivable aging buckets. This change was made possible due to timely and accurate posting of cash applications into single cash application platform. However, as of July 1, 2006, this change only impacted the current billing and collection transactions. There was still a large amount of old accounts receivable outstanding where the data had been processed on the old system. We made our best estimate of uncollectible accounts receivable based on the information (principally collection history) available at the time. Throughout fiscal 2007, the improved financial information provided better visibility into our customer receivables resulting in improved collection rates. Further, based on look back and other procedures, we determined that our collection success rate of the old receivables outstanding at July 1, 2006 was better than historical trends used in the estimate of the allowance at that date. The improved collection rates resulted in the $2.3 million change in estimate during 2007. As such, the allowance for doubtful accounts as a percentage of outstanding accounts receivable was much lower than in prior years.

The same factors cited above also contributed to the change in estimate for the prior period that resulted in a benefit during 2006 In similar fashion, we made our best estimate as of July 2, 2005 of uncollectible accounts receivable based on the information (principally collection history) available at the time, given the aforementioned material weakness. As part of the analysis of uncollectible accounts receivable as of July 1, 2006 and with the benefit of one year’s hindsight and the improved information that became available during the year because of the elimination of the material weakness, the Company performed a look-back analysis concluding that the July 2, 2005 allowance for doubtful accounts was overstated by $1.5 million.

Notes to the Consolidated Financial Statements, page 55

Note 2: Significant Accounting Policies, page 55

3.

Given your recurring operating losses, recurring negative operating cash flow, accumulated deficit and steady decline in the market price of your common stock over a prolonged period, please explain to us how you conclude that goodwill and the customer relationships intangible asset are not impaired. In regard to goodwill, (i) tell us when you performed the annual test for impairment for fiscal 2007 and the balance sheet date to which it applies, (ii) provide us with a copy of your last annual impairment test, with clear presentation and explanation of all of the significant factors, variables and assumptions used, (iii) explain to us how your determination of the underlying fair value is in accordance with paragraphs 23-25 of SFAS 142, and (iv) explain to us why you believe the calculated fair value and significant factors, variables and assumptions used are reasonable in your circumstances. In regard to the customer relationships intangible asset, (i) provide us with a copy of your last test of recoverability, with clear presentation and explanation of all of the significant factors, variables and assumptions used, (ii) tell us how your testing of impairment complies with paragraphs 7-24 of SFAS 144, and (iii) explain to us why you believe the factors, variables and assumptions used are reasonable in your circumstances.

Management’s Response:

The Company concluded that goodwill and the Company’s customer relationships intangible asset were not impaired after performing a goodwill impairment test of its goodwill as of March 31, 2007, and performing a test of CD&L customer retention as compared to the retention assumption that was used in the valuation of the Company’s acquired customer relationships intangible asset.

In regard to goodwill, (i) the Company performed the annual test for impairment for fiscal 2007 in the fourth quarter using the financial information from the March 31, 2007 balance sheet date. (ii) Our analysis is included at Exhibit 1. Exhibit 1 includes explanations of all the significant factors, variables, and assumptions used. (iii) Within paragraphs 23-25 of SFAS 142 it states “Quoted market prices in active markets are the best evidence of fair value and shall be used as the basis for measurement, if available. However, the market price of an individual equity security (and thus the market capitalization of a reporting unit with publicly traded equity securities) may not be representative of the fair value of the reporting unit as a whole. The quoted market price of an individual equity security, therefore, need not be the sole measurement basis of the fair value of a reporting unit. If quoted market prices are not available, the estimate of fair value shall be based on the best information available, including prices for similar assets and liabilities and the results of using other valuation techniques.” Due to the Company’s common stock being thinly traded (which is less indicative of fair value than a widely traded stock in an active market), the quoted market price does not reflect the best evidence of the Company’s fair value as it does not contemplate the value inherent in the large volume of convertible securities. As such, the Company employed Enterprise Value (market capitalization plus the fair value of debt plus the fair value of preferred shares less cash) to estimate the fair value of the Company. We believe that the enterprise value is an appropriate method to estimate fair value considering the complexities of the Company’s equity structure. (iv) The use of enterprise value to assign fair value to our one reporting unit is reasonable for Velocity Express Corporation as it fairly depicts the consolidated value embedded in all of its outstanding security instruments, and is frequently used as a fair value technique by private equity firms that own the vast majority of our equity securities.

In regard to the customer relationships intangible asset, (i) please refer to Exhibit 2 for a copy of our last test of recoverability. (ii) Within paragraphs 7-24 of SFAS 144 it states “…impairment is the condition that exists when the carrying amount of a long-lived asset (asset group) exceeds its fair value. A present value technique is often the best available valuation technique with which to estimate the fair value of a long-lived asset (asset group). A long-lived asset (asset group) shall be tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable.” The customer relationships intangible asset was initially valued using the present value of the stream of estimated net cash flows that was expected to be generated by the asset. Based on historical trends and expected attrition from the acquisition, we estimated that the first year retention rate would be 85%, and 95% thereafter. At June 30, 2007, the Company analyzed the actual retention of CD&L customers concluding that the actual retention rate experienced did not exceed the assumed rate. Further, nothing came to our attention that would indicate that the cash flow projections and related assumptions had changed significantly. As such, we concluded that the customer relationships intangible asset was not impaired as of June 30, 2007. (iii) We believe that the factors, variables and assumptions used are reasonable in determining whether the customer relationships intangible asset is impaired because the valuation of the asset was based on the present value of recurring cash flows generated from the acquired customer relationships of CD&L, and our test of recoverability focuses on the comparison of the most variable assumption used in the valuation, customer retention, against actual customer retention.

Note 7: Assets Held For Sale, page 68

4.	Please tell us and disclose the facts and circumstances leading to the disposal of the vehicles classified as held for sale as of June 30, 2007. Additionally, explain to us the effect of the vehicle sales on the operations of Peritas. For guidance, refer to paragraph 47 of SFAS 144.

Management’s Response:

Paragraph 47 a. of SFAS 141 states that “A description of the facts and circumstances leading to the expected disposal, the expected manner and timing of that disposal, and…” shall be disclosed in the notes to the financial statements. The operations of Peritas were not profitable, and Peritas’ fleet of trucks was aging with increasing maintenance and repair costs. Peritas’ financing was secured by these trucks. Peritas shareholders decided that it made more economic sense to sell the remaining trucks and pay down the debt rather than borrow additional funds to invest in new trucks. Peritas ceased operations as of September 30, 2007 when the remaining trucks were sold. The final payment on the debt was made in early October.

In accordance with paragraph 22 of FIN 46(R), accounting for a consolidated variable interest entity after initial measurement should be accounted for in consolidated financial statements as if the entity were consolidated based upon voting interests. The results of operations of the consolidated variable interest entity qualify to be reported as a discontinued operation. However, Peritas’ net loss from operations was approximately $0.7 million and $0.1 million in 2007 and 2006, respectively, less than 2% of the Company’s consolidated net losses for those respective years. Peritas’ revenues were $0.4 million and $0.2 million in 2007 and 2006 respectively, less than 0.2% of the Company’s revenues for those respective years. We provided disclosures of these financial results in Note 2 to the consolidated financial statements. However, we concluded that discontinued operation presentation was not necessary as the results of operations of Peritas were not material in nature or in amount.

5.	In view of your intended sale of the Canadian subsidiary, as disclosed on page 34, please explain to us why you have not classified its assets as held for sale and presented its operations as discontinued pursuant to paragraphs 30 and 41 to 44 of SFAS 144.

Management’s Response:

Per Paragraph 30 of FAS 144, a long-lived asset group to be sold shall be classified as held for sale in the period in which all of six criteria are met. The long-lived asset group qualifies for classification on the Company’s June 30, 2007 balance sheet is assets “held for sale”. However, Canadian subsidiary’s total assets and total liabilities at June 30, 2007 were approximately $2.2 million and $2.5 million, respectively, representing approximately 1% of the Company’s assets and approximately 2% of the Company’s liabilities (less than 1.5% after eliminating intercompany balances), respectively. These amounts were not considered material to the balance sheet. As such, the Company did not present the long-lived asset group as “held-for-sale” separately on the balance sheet.

Per paragraph 42 of FAS 144, the results of operations of a component of an entity that either has been disposed of or is classified as held for sale shall be reported in discontinued operations in accordance with paragraph 43 if both of two conditions are met. Both conditions are met as a) operations will be discontinued and a sale of assets will cease future activity and b) all involvement with the existing business will have been transferred with no future activity. Based upon these facts, the results of operations of the subsidiary qualify to be reported in discontinued

operations. However, for the years ended June 30, 2007 and July 1, 2006, the net loss from the discontinued operation was approximately $331,000 and $51,000, respectively, less than 1% of the Company’s consolidated net losses for those respective years. We concluded that these amounts were not material and, therefore, did not report the results of the Canadian subsidiary as a discontinued operation.

Form 10-Q: For the Quarterly Period Ended September 29, 2007

Significant Accounting Policies, page 7

•

We note from your press release dated September 12, 2007 that you plan to expand your delivery network through franchising and that you have signed franchise agreements with Elite Expediting Corporation and Delivery Logistics, Inc. Please disclose your revenue recognition policy for your franchising operation along with all other related disclosures in accordance with SFAS 45. Additionally, explain to us your consideration of the franchise operations as a reportable segment in accordance with SFAS 131.

Management’s Response:

The franchise agreements with Elite Expediting Corporation and Delivery Logistics, Inc. were signed in the quarter ended September 29, 2007. However, there were no franchise operations transacted during the remainder of the quarter to be reported, as implementation commenced subsequent to the quarter end. Additionally, there were no up front franchise fees charged to the franchisees that need to be considered for revenue recognition treatment. As such, franchise revenue recognition was not a significant accounting policy as of September 29, 2007, nor was there any consideration of a separate reportable segment for the period then ended.

Upon implementation of franchisee operations, the Company will recognize the revenue from the continuing franchise fees as such fees are earned and become a receivable from the franchisee. The fees will be calculated as a percentage of franchisee billings. Costs related to continuing franchise fees will be expensed as incurred. The Company plans to disclose the nature of all significant commitments and obligations resulting from its franchise agreements. The Company will address the Commission’s comment to consider the franchise operations as a reportable segment when it becomes likely that the Company’s franchise revenue will reach a meaningful level.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (203) 349-4199 if you have any questions or require further information.

Sincerely,

/s/ Edward W. Stone
Edward W. Stone Chief Financial Officer

Velocity Express Corporation	EXHIBIT 1

Annual Goodwill Impairment Test

As of 3/31/07

Amounts in $000's except for price per share

Business Enterprise Value (Fair Value)

					Fair Value
Common Stock
Price per common share at 3/30/07					$1.10
Number of shares outstanding					28,331

Market Capitalization					$31,164

	Shares Outstanding	Conversion Ratio	Conversion Shares	Fair Value
Preferred stock
Series M	4,497	2.6476	11,906.26	$1.10	$13,097
Series N	1,307	2.6476	3,460.41	1.10	3,806
Series O	496	2.9524	1,464.39	1.10	1,611
Series P	1,843	2.7236	5,019.59	1.10	5,522
Series Q	4,695	9.09	42,677.55	1.10	46,945

					$70,981

Debt (bonds at 90% of face value, approximates trading value)					$72,206

Warrants in the Money
$0.01 warrants			798	$1.10	$877
Cash received on warrants if exercised					(8)
$0.50 warrants			163	1.10	179
Cash received on warrants if exercised					(82)
$0.05 warrants			214	1.10	235
Cash received on warrants if exercised					(11)

					$1,191

Cash					(8,958)
Zero balancing accounts outstanding checks (disbursement accounts)					11,539

Business Enterprise Value					$178,124

Business Enterprise Value (Carrying Amount)

Shareholder’s equity at March 31, 2007					$58,720
Debt (including capital leases), March 31, 2007					54,560

Business Enterprise Value					$113,280

Comparison of Fair Value to Carrying Amount

Business Enterprise Value (Fair Value)					$178,124
Business Enterprise Value (Carrying Amount)					(113,280)

Difference					$64,844

Conclusion: Goodwill is not impaired as fair value is greater than carrying amount

EXHIBIT 2

Velocity Express Corporation

Customer Relationships Test of Recoverability

As of 6/30/07

Amounts in $000’s except for price per share

Revenue lost from attrition of large CD&L customers	$14,756	(1)
Revenue lost from attrition of small CD&L customers	3,689	(2)

Total revenue lost from attrition of CD&L customers	$18,445

CD&L revenue as reported in the Form 10-Q for the six months ended June 20, 2006	$122,350

Annualized CD&L 2006 revenue	$244,700

Annual attrition rate experienced by Velocity Express after the acquisition of CD&L	7.54%

Attrition rate assumed in the valuation of the customer relationships intangible asset	15.00%

(1)	Represents attrition from our larger national customer base that we service from multiple locations. This larger national customer base represents greater than 80% of the Company’s revenue stream.
(2)

Revenue from small CD&L customers represent approximately 20% of the revenue from all CD&L customers. The attrition rate is assumed to be similar to the attrition of large customers. The dollar amount of attrition is estimated as  1/4 of the large customer attrition.

Conclusion: Customer retention was greater than 90%. Threshold for impairment was less than 85%. Therefore, the customer relationships intangible asset does not appear impaired as of June 30, 2007.